SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 Amendment No. 2

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           IMPERIAL HOLLY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    452835AA9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Steven D. Rubin, Esq.
                           Weil, Gotshal & Manges LLP
                            700 Louisiana, Suite 1600
                              Houston, Texas 77002
                                 (713) 546-5030
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                November 19, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

--------- ---------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Greencore Group plc
--------- ---------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                     (a) [X]
                                                                                                     (b) [ ]
--------- ---------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------- ---------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]

--------- ---------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
--------- ---------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- --------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     4,900,000
                                             ------- --------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- --------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     4,900,000
--------- ---------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,900,000

--------- ---------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                        [ ]

--------- ---------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          15.3%
--------- ---------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Earlsfort Holdings B.V.
--------- ---------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                     (a) [X]
                                                                                                     (b) [ ]
--------- ---------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------- ---------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                         [ ]

--------- ---------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands

--------- ---------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- --------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     4,900,000
                                             ------- --------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- --------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     4,900,000
--------- ---------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,900,000
--------- ---------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                        [ ]

--------- ---------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          15.3%
--------- ---------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------------------------------------------


ITEM 1.           SECURITY AND ISSUER

                  This statement relates to the Schedule 13D (the "Initial
Schedule 13D"), filed on August 5, 1996 by Greencore Group plc, a corporation organized under the laws of Ireland ("Greencore"), and Earlsfort Holdings B.V. ("Earlsfort", and together with Greencore the "Filing Persons"), a corporation organized under the laws of the Netherlands with regard to the common stock, without par value ("Common Stock"), of Imperial Holly Corporation, a Texas corporation (the "Issuer"), as amended by Amendment No. 1 thereto filed on September 10, 1998. This Statement is Amendment No. 2 to such Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As described in item 6 below, the Filing Persons have acquired, and exercised, an option to acquire 1,100,000 shares of Common Stock. The aggregate purchase price for the Option (as defined in Item 6 below) is $137,500. The aggregate purchase price for the shares of Common Stock to be purchased by the Filing Persons pursuant to the exercise of the Option is $7,733,226.03. The Filing Persons will obtain the funds to purchase the Option and to purchase such shares of Common Stock pursuant to the exercise of the Option from their available working capital.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                  (a) As of the close of business on November 19, 1998, the Filing Persons may be deemed to beneficially own in the aggregate 4,900,000 shares of the Common Stock, which constitutes approximately 15.3% of the outstanding shares of Common Stock. The Filing Persons' percentage ownership is based on an aggregate of 32,022,208 shares of Common Stock outstanding,


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
including 27,050,208 shares of Common Stock outstanding as of August 10, 1998, as set forth in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998, plus 4,972,000 shares of Common Stock issued by the Issuer in connection with the Merger (as defined in Item 6 below), according to information provided in the Issuer's Current Report on Form 8-K filed November 13, 1998 (the "Form 8-K").

                  To the best of the Filing Persons' knowledge and belief, none of the executive officers or the directors of any of the Filing Persons beneficially own any shares of the Common Stock.

                  (b) The Filing Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,900,000 shares of Common Stock of which the Filing Persons are the beneficial owners, including the 1,100,000 shares of Common Stock to be acquired pursuant to the exercise of the Option. Reference is hereby made to Item 6 of the Initial Schedule 13D for a description of certain agreements among the Filing Persons and the Issuer, and to Item 6 below for a description of certain amendments to such agreements made in connection with the acquisition of the Option by the Filing Persons.

                  (c) Except as described in Item 6, there have been no transactions in the Common Stock within the last 60 days by the Filing Persons or, to the best of the Filing Persons' knowledge and belief, by any of the executive officers or the directors of the Filing Persons.


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
                  (d) The Filing Persons do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock to be acquired by the Filing Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  The Issuer is party to an Agreement and Plan of Merger dated as of September 4, 1998, as amended by an Amendment dated as of October 22, 1998 (as so amended, the "Merger Agreement"), among the Issuer, IHK Acquisition Corp. and DSLT Inc. The Merger Agreement is attached as Exhibit 99.2 to the Form 8-K. The merger (the "Merger") contemplated by the Merger Agreement was consummated November 2, 1998. In connection therewith, among other things, the Issuer issued 4,972,000 shares of Common Stock (the "Merger Shares") to the former stockholders of DSLT Inc., and DSLT Inc.
became a wholly-owned subsidiary of the Issuer.

                  Pursuant to Section 3.09 of the Merger Agreement, the Issuer retained an option to repurchase some or all of the Merger Shares for a period of 45 days following the Merger at a price of $7 per share plus interest at a rate of 7.5% per annum from the date of the Merger to the date of the purchase of such shares pursuant to the exercise of such option. Such option is transferable in whole or in part by the Issuer. On November 19, 1998, the Issuer, the Filing Persons and certain other persons entered into a Letter Agreement (the "Letter Agreement") pursuant to which, among other things, the Issuer sold a portion of such option with respect to 1,100,000 of the Merger Shares to the Filing Persons (the "Option"), for a purchase price of $137,500 in cash. A copy of such Letter Agreement is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Letter Agreement, the Issuer also sold an option with respect to an additional number of the Merger Shares to certain other persons. Immediately following the execution of the Letter Agreement, the Filing Person exercised the Option, and the other persons who acquired options with respect to Merger Shares also exercised such options. The acquisition of Shares pursuant to the Option (as well as the shares to be acquired by the other persons referred to above) will be consummated on November 23, 1998. The purchase price for the 1,100,000 shares of Common Stock to be acquired by the Filing Persons (including interest calculated as set forth above from the date of the Merger to November 24, 1998) will be $7,734,808.22 in cash.

                  The Issuer and the Filing Persons are parties to a Registration Rights Agreement and an Investor Agreement, each of which is described in Item 6 to the Original Schedule 13D and which are set forth as Exhibits A and B, respectively, of Exhibit 1 thereto. In connection with the sale of the Option, the Issuer and the Filing Persons have entered into an Amendment to Investor Agreement and Registration Rights Agreement, dated November 19, 1998 (the "Amendment"), to modify certain terms of such agreements. A copy of the Amendment Agreement is set forth as Exhibit 2 hereto and incorporated herein by reference. Among other things, the Investor Agreement restricts the Filing Persons' right to sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose any shares of the Common Stock or other voting securities of the Issuer subject to certain exceptions, including in a transaction involving capital stock of the Issuer possessing no more than 2% of the voting power of the Issuer. Under the terms of the Amendment, such percentage would be increased to 10%. In addition, the Amendment provides that the Issuer would have 45 days (rather than 90 days) to exercise certain rights of first refusal and rights of first offer held by the Issuer under the Investor Agreement with respect to shares of Common Stock owned by the Filing Persons. The Amendment also provides that the shares of Common Stock acquired pursuant to the exercise of the Option will be deemed "Registrable Securities" for purposes of the Registration Rights Agreement.


ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS


         Exhibit 1 - Letter Agreement, dated November 19, 1998, among the Issuer, the Filing Persons and certain other persons

         Exhibit 2 - Amendment to Investor Agreement and Registration Rights Agreement, dated November 19, 1998.

         Exhibit 3 - Joint Filing Agreement, dated November 19, 1998.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        GREENCORE GROUP PLC

    November 19, 1998                   By: /s/ Kevin O'Sullivan
    -----------------                       ---------------------------------
                                            Name: Kevin O'Sullivan
                                            Title: Chief Financial Officer and
                                                   Director

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          EARLSFORT HOLDINGS B.V.

    November 19, 1998                     By: /s/ Kevin O'Sullivan
    -----------------                         --------------------------------
                                              Name: Kevin O'Sullivan
                                              Title: Managing Director













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
                                  EXHIBIT INDEX



    Name of Exhibit
    ---------------

    Exhibit 1 - Letter Agreement

    Exhibit 2 - Amendment to Investor Agreement

    Exhibit 3 - Joint Filing Agreement










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